Exhibit 99.1
CNL Income GW
Partnership, LLLP and
Subsidiaries
Consolidated Financial Statements
December 31, 2008 and 2007

CNL Income GW Partnership, LLLP and Subsidiaries
December 31, 2008 and 2007

Page(s)

Report of Independent Certified Public Accountants	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Partners’ Capital	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-15

Report of Independent Certified Public Accountants
To the Partners of
CNL Income GW Partnership, LLLP
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of partners’ capital and of cash flows present fairly, in all material respects, the financial position of CNL Income GW Partnership, LLLP and its subsidiaries at December 31, 2008 and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The Partners’ Plans for the Partnership to meet its liquidity needs is described in Note 1.
/s/ PricewaterhouseCoopers LLP
March 31, 2009
Orlando, Florida

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007

	December 31,
	2008	2007
		(not covered by
		auditor’s report)
Assets
Current assets:
Cash and cash equivalents	$968,390	$1,687,430
Restricted cash	1,390,733	1,965,757
Accounts receivable	930,242	1,203,424
Due from affiliates	973,431	—
Prepaid expenses and other current assets	1,169,189	1,330,131

	5,431,985	6,186,742

Loan costs	438,405	542,523
Property and equipment, net	98,628,211	104,921,296
Other intangible assets, net	213,171	368,205

Total assets	$104,711,772	$112,018,766

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable and accrued expenses	$5,595,957	$6,827,095
Mortgage loan payable, current portion	513,043	$—
Due to affiliates	—	63,807
Advanced deposits	1,015,643	1,068,049

	7,124,643	7,958,951

Mortgage loan payable	62,486,957	63,000,000

Total liabilities	69,611,600	70,958,951

Partners’ capital	35,100,172	41,059,815

Total liabilities and partners’ capital	$104,711,772	$112,018,766

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006

	Year Ended December 31
	2008	2007	2006
		(not covered by auditor’s report)
Revenues
Rooms	$22,111,582	$24,016,962	$26,175,125
Food and beverage	5,165,671	5,726,252	5,975,545
Other operating departments	4,232,432	4,854,177	5,277,074

	31,509,685	34,597,391	37,427,744

Cost of sales and other expenses
Rooms	3,920,976	3,936,089	4,371,340
Food and beverage	4,725,934	5,042,643	5,222,952
Other operating departments	5,293,681	5,505,790	5,152,542
Property operations and maintenance	6,201,572	6,462,936	5,670,212
Management fees	315,097	1,037,922	1,122,832
Franchise and licensing fees	945,291	1,037,922	1,122,832
General and administrative	3,459,059	3,921,479	4,316,700
Sales and marketing	3,296,099	3,254,141	3,663,104
Depreciation and amortization	7,334,696	7,111,968	6,406,516

	35,492,405	37,310,890	37,049,030

Interest and other income	21,436	101,683	60,703
Interest expense and loan cost amortization	(3,998,359)	(3,954,843)	(3,112,914)

Net loss	$(7,959,643)	$(6,566,659)	$(2,673,497)

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Partners’ Capital
Years Ended December 31, 2008, 2007 and 2006

	General
	Partner	CNL LP	GW	Total

Balance, December 31, 2005 (not covered by auditor’s report)	$11,160	$78,108,832	$33,479,995	$111,599,987
Capital contributions	120	837,497	358,979	1,196,596
Distribution of loan proceeds	(6,244)	(43,696,070)	(18,734,656)	(62,436,970)
Distribution of operating cash flows	(44)	(309,598)	—	(309,642)
Net loss	(255)	(1,781,866)	(891,376)	(2,673,497)

Balance, December 31, 2006 (not covered by auditor’s report)	4,737	33,158,795	14,212,942	47,376,474
Capital contributions	—	—	250,000	250,000
Net loss	(653)	(4,552,399)	(2,013,607)	(6,566,659)

Balance, December 31, 2007 (not covered by auditor’s report)	4,084	28,606,396	12,449,335	41,059,815
Capital contributions	200	1,393,400	606,400	2,000,000
Net loss	(55,463)	(5,490,816)	(2,413,364)	(7,959,643)

Balance, December 31, 2008	$(51,179)	$24,508,980	$10,642,371	$35,100,172

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(not covered by auditor’s report)
Cash Flows from operating activities
Net loss	$(7,959,643)	$(6,566,659)	$(2,673,497)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	7,334,696	7,111,968	6,406,516
Loan cost amortization	104,118	71,243	115,386
Changes in assets and liabilities, net of business acquired
Accounts receivable	273,182	304,603	(417,806)
Due from affiliates	(973,431)	—	—
Prepaid expenses and other current assets	160,942	(131,708)	33,581
Accounts payable and accrued expenses	(1,231,138)	637,934	477,047
Due to affiliates	(63,807)	(544,529)	465,051
Advanced deposits	(52,406)	61,626	(60,558)

Net cash provided by (used in) operating activities	(2,407,487)	944,478	4,345,720

Cash Flows from investing activities
Acquisition of property and equipment	(886,577)	(1,311,707)	(15,071,819)
Decrease (increase) in restricted cash	575,024	(457,378)	11,311,526

Net cash used in investing activities	(311,553)	(1,769,085)	(3,760,293)

Cash Flows from financing activities
Capital contributions from partners	2,000,000	—	1,196,596
Proceeds from mortgage loan	—	—	63,000,000
Distribution of loan proceeds to partners	—	—	(62,436,970)
(Distributions to) refunds from partners	—	1,225,508	(3,897,068)
Payment of loan costs	—	—	(729,152)
Deposit released from (made with) lender for mortgage loan	—	—	680,000

Net cash provided by (used in) financing activities	2,000,000	1,225,508	(2,186,594)

Net increase (decrease) in cash and cash equivalents	(719,040)	400,901	(1,601,167)
Cash and cash equivalents
Beginning of period	1,687,430	1,286,529	2,887,696

End of period	$968,390	$1,687,430	$1,286,529

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Cash Flows — Continued
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(not covered by auditor’s report)
Supplemental disclosure of noncash financing activities
Distributions due to (refundable from) partners	$—	$—	$(1,225,508)

Capital contributions (equipment) from partners	$—	$250,000	$—

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$3,894,241	$3,884,227	$2,667,688

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

1.	Business

Organization

CNL Income GW Partnership, LLLP (the “Partnership”) was organized pursuant to the laws of the State of Delaware on October 11, 2005. CNL Income GW WI-DEL, LP, CNL Income GW Sandusky, LP, CNL Income GW Corp., CNL Income GW WI-DEL Tenant, LP and CNL Income GW Sandusky Tenant, LP are wholly owned subsidiaries of the Partnership. The Partnership’s general partner is CNL Income GW GP, LLC (the “General Partner”) and limited partners are CNL Income Partners, LP (“CNL LP”) and Great Bear Lodge of Wisconsin Dells, LLC (“GW”), (collectively, the “Limited Partners”). GW is an affiliate of Great Wolf Resorts, Inc. The General Partner and CNL LP are collectively referred to as the CNL Partners and are wholly owned subsidiaries of CNL Lifestyle Properties, Inc., formerly known as CNL Income Properties, Inc.

The Partnership owns the (i) 309-room hotel and recreational facilities known as the “Great Wolf Lodge-Wisconsin Dells” located in Lake Delton, Wisconsin, and (ii) the 271-room hotel and recreational facilities known as the “Great Wolf Lodge-Sandusky” located in Sandusky, Ohio (collectively referred to as the “Properties”). The Properties’ day-to-day operations are managed by an affiliate of GW, however, all Partners must agree to key decisions affecting the Properties.

The structure of the Partnership is designed to allow the parent of the CNL Partners to continue to qualify as a real estate investment trust, which is generally not subject to federal income taxes. In keeping with this objective, the Partnership operates its Properties through tenant partnership entities owned by the Partnership through a wholly-owned taxable REIT subsidiary (“TRS”) entity, as permitted by the REIT Modernization Act of 1999.

The Partnership was formed through a series of transactions, whereby GW contributed its interests in two subsidiary partnerships to the Partnership in exchange for 100% ownership of the Partnership. On October 11, 2005 and November 3, 2005, the CNL Partners acquired an aggregate 70.00% interest in the Partnership from GW for cash.

Then on April 1, 2007, GW contributed equipment in the amount of $250,000 resulting in the General Partner and Limited Partners owning the following percentage interests in the Partnership as of December 31, 2008:

Partner	Percentage Interest
General Partner	0.01%
CNL LP	69.67%
GW	30.32%

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Allocations and Distributions

Net income or loss is allocated between the Partners based on the hypothetical liquidation at book value (“HLBV”) method of accounting. Under this method, the Partnership allocates net income or loss in each period to the Partners based on the change in each Partner’s share of the net assets of the Partnership they would receive if the Partnership were to liquidate all of its assets at net book value and distribute the resulting cash to creditors and partners in accordance with their respective priorities.

On an annual basis, Net Cash Flow, as defined in the Agreement, is distributed in accordance with the following order of priority; (i) first, to the CNL Partners, pro rata, until the aggregate distributions received by the CNL Partners with respect to such fiscal year equals the CNL Preferred Distribution, as defined in the Agreement, (ii) second to GW until the aggregate distributions received by the GW with respect to such fiscal year equals the GW Preferred Distribution, as defined in the Agreement, and (iii) thereafter pro-rata among the Partners in proportion to their respective percentage interests.

Capital proceeds, including capital proceeds distributed to partners in winding up the Partnership, are allocated as follows: (i) first, to establish any reserves pursuant to and subject to the provisions of which the General Partner reasonably determines to be necessary to provide for any contingent or unforeseen liabilities or obligations of the Partnership and the subsidiaries (provided that at such time as the General Partner determines to be advisable, the balance of the reserves remaining after the payment of such contingencies shall be deemed capital proceeds available for distribution); (ii) next, to Partners, pro rata, in proportion to the respective amounts of their Unreturned Capital, as defined in the Agreement, until the Unreturned Capital of each of the Partners is returned in full; and (iii) thereafter, among the Partners, pro-rata in proportion to their respective percentage interests.

Liquidity

The Partnership incurred net losses of $7,959,643, $6,566,659 and $2,673,497 for each of the years in the period ended December 31, 2008. In addition, during the year ended December 31, 2008, $2,407,487 in cash was used in operating activities. The Partnership has been negatively impacted by a number of factors including increased competition and general economic slowdowns. During 2008, the partners provided a capital infusion of $2.0 million to meet operating needs, and an additional $1.0 million was funded by the partners in February 2009.

The Partnership expects it may need additional infusions of cash to meet its operating and debt service needs. The Partners have committed to fund cash requirements through January 1, 2010 to the extent that the Partnership’s cash flow from operations is insufficient to meet its scheduled obligations as they come due.
2.	Summary of Significant Accounting Policies

A summary of significant accounting principles and practices used in the preparation of the financial statements follows:

Basis of Financial Statement Presentation

The Partnership prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of consolidated financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Income GW Partnership, LLLP and its wholly owned subsidiaries. All significant inter-partnership balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Partnership considers all amounts held in highly liquid instruments with original purchased maturities of three months or less as cash and cash equivalents. Cash and cash equivalents consists primarily of demand deposit accounts at commercial banks. Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. Management believes the credit risk associated with cash and cash equivalents to be low due to the quality of the financial institutions in which these assets are held.

Restricted Cash

Certain amounts of cash have been restricted under the management agreements with GW for maintenance and replacement of furniture, fixtures and equipment at the Partnership’s Properties. Cash for the replacement of furniture, fixtures and equipment is set aside each month as a set percentage of total gross revenues of the Properties in accordance with the hotel management agreements and is used as necessary for the replacement of furniture, fixtures and equipment. As of December 31, 2008 and 2007, the Partnership had approximately $1.4 million and $2.0 million in restricted cash, respectively, to fund future replacements.

Property and Equipment

Property and equipment is stated at cost and includes land, buildings and improvements, and furniture, fixtures and equipment. Buildings and improvements, and furniture, fixtures and equipment are depreciated on the straight-line method over the assets’ estimated useful lives ranging from 39 to 3 years, respectively. Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.

Other Intangible Assets

The Partnership follows Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other intangible assets that have indefinite useful lives are not amortized into results of operations but, instead, are tested at least annually for impairment and written down when impaired.

Other intangible assets represent the value assigned to the revenue stream from a condo rental pool at the Wisconsin Dells property. The condo rental pool intangible asset is being amortized on a straight-line basis over the average remaining life of the existing rental pool agreements which was approximately 4.6 years.

Loan Costs

Loan costs incurred in connection with securing financing have been capitalized and are being amortized over the term of the loan using the straight-line method. For the years ended December 31, 2008, 2007 and 2006, amortization of loan cost was $104,118, $71,243 and $115,386, respectively.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Revenue Recognition

The Property’s revenues are derived from its operations and include revenues from the rental of rooms, food and beverage sales, telephone usage, the management of a condo rental pool at the Wisconsin Dells property and other service revenue. Revenue is recognized when rooms are occupied and services have been performed. Cash received from customers for events occurring after the end of each respective year have been recorded as advanced deposits in the accompanying consolidated balance sheets.

Advertising and Promotion Costs

The costs of advertising, promotional, sales and marketing programs are charged to operations in the year incurred and are included as sales and marketing expenses in the accompanying consolidated statement of operations. Advertising, promotional, sales and marketing costs totaled approximately $3.3 million for each of the years ended December 31, 2008 and 2007, and $3.7 million for the year ended December 31, 2006.

Inventory

Inventory, primarily consisting of food, beverage and operating supplies, is accounted for using the first in, first out method and is stated at the lower of cost or market. Inventory is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS. The tax consequences of other Partnership revenues and expenses, unrelated to the operation of the properties, will accrue to the partners. Certain of these other revenues and expenses may be treated differently in the Partnership’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as reported in the partners’ income tax returns.

The Partnership accounts for federal and state income taxes on its TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
The Partnership analyzes its material tax position under FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”) and determined that it has not taken any uncertain tax position within the meaning of the interpretation.

Leases

The Partnership has entered into operating leases for equipment used at its Properties. Rent expense is recognized on a straight-line basis over the term of the leases.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Partnership’s long-lived assets are tested for impairment annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Partnership assesses impairment by comparing the carrying value of long-lived assets to future estimated undiscounted operating cash flows expected to be generated over the life of the assets and from their eventual disposition. In the event the carrying amount exceeds the estimated future undiscounted cash flows, the Partnership would recognize an impairment loss to adjust the carrying amount of the asset to the estimated fair value. For the years ended December 31, 2008, 2007 and 2006, the Partnership recorded no impairment charges.

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates carrying values because of the liquid nature of the assets and short maturities of the obligations. The Partnership believes the fair value of its long-term debt was approximately $56.8 million and $60.5 million as of December 31, 2008 and 2007, respectively, based on discounted cash flows at the market rates it believes it could obtain for similar borrowings at that time.

Concentration of Credit Risk

Financial instruments which potentially subject the Partnership to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Properties’ services are sold, as well as the dispersion of customers across many geographic areas.

3.	Property and Equipment

Property and equipment consist of the following at December 31, 2008 and 2007:

	2008	2007
Land and land improvements	$7,611,511	$7,611,511
Building and improvements	82,825,136	82,762,874
Furniture, fixtures and equipment	29,585,681	28,761,366

	120,022,328	119,135,751
Less: accumulated depreciation	(21,394,117)	(14,214,455)

	$98,628,211	$104,921,296

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $7.2 million, $7.0 million and $6.2 million, respectively.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

4.	Other Intangible Assets

The gross carrying amount and accumulated amortization of the Partnership’s other intangible assets consist of the following at December 31, 2008 and 2007:

	2008	2007
Condo rental pool	$710,570	$710,570
Less: accumulated amortization	(497,399)	(342,365)

	$213,171	$368,205

Amortization expense related to condo rental pool intangible asset was $155,034 for the years ended December 31, 2008 and 2007, and $166,184 for the year ended December 31, 2006. The anticipated amortization of the condo rental pool intangible asset over each of the next three years is as follows:

2009	$155,033
2010	58,138

$213,171

5.	Related Party Transactions

Hotel Management Agreements

The Partnership entered into an agreement with an affiliate of GW (the “Manager”) to manage the Properties. The management agreements have a term of 15 years. Under terms of the agreements, the Manager operates the Properties in return for a fixed management fee of 3 percent of Gross Operating Revenues, as defined in the management agreements, for each property. The Manager may also earn an incentive management fee equal to 30 percent of the amount by which net operating income exceeds 10 percent of the average Invested Capital, as defined in the agreement. The Partnership incurred base management fees of approximately $0.3 million, $1.0 million and $1.1 million and no incentive management fees for the years ended December 31, 2008, 2007 and 2006, respectively. The management agreements were amended resulting in a reduction in management fees to the Manager for the year ended December 31, 2008 (See Note 10.) As of December 31, 2008, the Partnership was due approximately $0.9 million from GW relating primarily to the reduction in management fees that were refundable to the Partnership from the Manager. The management agreements may be terminated if certain performance thresholds are not met, as defined in the management agreements.

Licensing Agreements

The Partnership also entered into licensing agreement with an affiliate of GW (the “Franchisor”) for each property. The license agreements have a term of 15 years. Under terms of the agreements, the Partnership is required to pay franchise and licensing fees equal to 3 percent of Gross Operating Revenues, as defined in the licensing agreements, for each property. The Partnership incurred licensing fees of approximately $0.9 million, $1.0 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Other

The Partnership has entered into various other agreements with GW and its affiliates to provide services such as property insurance, health insurance, and workers’ compensation insurance. The Partnership incurred $1.2 million for the years ended December 31, 2008 and 2007, and $1.4 million for the year ended December 31, 2006 for such expenses. These amounts have been included in costs and expenses for room, food and beverage, and other operating departments in the accompanying consolidated statements of operations.

6.	Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS operations. The components of the deferred taxes recognized in the accompanying consolidated balance sheets at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax asset:
Net operating loss	$7,829,779	$5,006,248
Other book/tax differences	341,589	251,571

Total deferred tax asset	8,171,368	5,257,819

Deferred tax liability:
Book/tax differences in acquired assets	1,472,517	1,438,237

Total deferred tax liability	1,472,517	1,438,237

Net deferred tax asset	6,698,851	3,819,582
Valuation allowance	(6,698,851)	(3,819,582)

	$—	$—

The types of temporary differences between the tax basis of assets and liabilities and their financial statement reporting amounts are attributable to book/tax differences in the acquired assets and net operating losses. The TRS had a net operating loss carry-forward for federal and state purposes of approximately $20.6 million as of December 31, 2008 to offset future taxable income. The estimated net operating loss carry-forward will expire as follows: $1.5 million expiring in 2025, $3.9 million expiring in 2026, $6.6 million expiring in 2027 and $8.6 million expiring in 2028. The Partnership has not recorded these potential future benefits because its TRS subsidiary does not have sufficient historical earnings on which to base a potential future benefit.

7.	Leases

The Partnership is a lessee of various types of equipment used in operating the Properties. Leases are categorized as operating leases based upon the terms in the lease agreements.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008 are as follows:

2009	$63,504
2010	63,504
2011	41,729
2012	5,904
2013	163

$174,804

Rent expense was $75,108, $63,756 and $49,092 for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in property operations in the accompanying consolidated statements of operations.

8.	Mortgage Loan Payable

In March 2006, the Partnership obtained a mortgage loan collateralized by the Properties in the principal amount of $63.0 million. The loan bears interest at an annual rate of 6.08%, requires monthly payments of interest-only for the first three years and equal monthly payments of principal and interest of $380,963 thereafter until the loan’s maturity on March 1, 2013. Future principal payments due under the loan are as follows:

2009	$513,043
2010	740,441
2011	787,397
2012	826,569
2013	60,132,550

$63,000,000

9.	Commitments and Contingencies

From time to time the Partnership may be exposed to litigation arising from operations of its business in the ordinary course of business. Management is not aware of any such litigation that it believes will have a material adverse impact on the Partnership’s financial condition or results of operations.

10.	Subsequent Events

In February 2009, the Partnership entered into an agreement with the manager which reduced base management fees for 2008 and 2009 based on certain net operating income thresholds. During 2008, management fees were reduced from 3 percent of gross operating revenues to 1 percent of gross operating revenues. During 2009, the management fees will be reduced based on actual net operating income subject to a floor equal to 1 percent of gross operating revenues.

On February 13, 2009, the Partnership made a capital call of $1.0 million to cover working capital shortfalls and debt service.